gravit-e technologies

May 3, 2005
Re: Engagement of Services

Sound Revolution Recordings Inc.
345 West 11th Avenue, Unit 4
Vancouver, BC V5Y 1T3
Attention: Penny Green

Dear Ms. Green:

As discussed and agreed upon, Gravit-e Technologies Inc. (“Gravit-e”) is prepared to develop the charitytunes.com website for Sound Revolution Recordings Inc. (“The Client”) in accordance with the proposal dated April 14 (“The Proposal”) and including a feature allowing music listeners to post ratings and reviews for songs based on acceptance of the following terms and conditions:

1)	Gravit-e has quoted the development costs for the charitytunes.com website at $11,550, including custom development, standard application hosting and necessary hardware purchases. These costs do not include fees for SSL certificate registration, credit card processing service or any other item not explicitly defined in The Proposal. The quoted costs are broken down as follows:

Description	Price
Application Licensing	$170 per month plus $1,300 setup
Custom Development	$7,500
Custom Application	$750
Documentation
Custom Application Support	$375 per year, starting year two
Hardware	$2,000
Total	$170 per month plus $11,550 setup, development and hardware

2)	The development period is estimated to be three months (including beta testing), after which the site will be ready for public launch.

3)	Gravit-e is willing to accept payment for $4950 of the total costs of $11,550 in the form of free trading stock, and $825 of the total costs in stock which is restricted from sale for a period of one year. All stock references in this agreement refer to the common stock of Sound Revolution, Inc.

4)	Payment of the $11,550 is to be made with an initial cash deposit of $3,300 for standard application setup and hardware procurement. Payment for the balance of $8,250 is to be made in installments, with the first payment occurring one month following the start of development and consisting of $2,475 in cash and $825 in restricted stock. A second payment consisting of $2,475 in free trading stock will occur two months following the start of development. A final payment of $2,475 in free trading stock will be made upon substantial completion of development.

5)	If free trading stock is unavailable by the date of substantial completion or Gravit-e is unable to sell the free trading stock to cover the amount owed within one month of substantial completion The Client will provide a cash payment for the outstanding balance within thirty days.

6)	Monthly licensing/hosting fees of $170 will commence following the earliest of either initial public access to the website or substantial completion of development. This fee includes 50 MB of web storage, 1 GB of Traffic and 2 IMAP Email accounts. Costs for exceeding these included amounts are based on the following schedule of fees:

Description	Price
50 MB Web/Database	$5 per month
Storage
1 GB Bulk Storage	$10 per month
Additional Email Accounts	$2 per address per month
Additional Traffic	$2 per GB
Email Archiving Service	$3 per address per month plus storage costs
Domain Alias/Forward	$20 setup
Additional Domain Setup	$20 setup
Archived Mail Retrieval	$50 per incident
Restoration from Backups	$50 per incident

Because The Client is purchasing storage hardware, there will be no monthly charges for storage of the files in the song library itself.

7)	Exclusive ownership and copyright for source code for any applications or modules which are entirely custom developed by Gravit-e on behalf of The Client is held by the Client. In exchange, The Client grants Gravit-e an unrestricted license to continue to use source code in any fashion so long as it does not result in direct competition to The Client.

8)	Additional conditions regarding ownership and licensing of source code are defined for the following three scenarios:

1.	The client wishes to use Gravit-e's applications in an Intranet environment or on self-hosted servers. In this situation Gravit-e will provide the client with the option to license the source code. Upgrades and support will continue to be provided for the software for a reduced regular monthly fee.

2.	The client wishes to use a hosting provider other than Gravit-e. In this situation Gravit-e will provide the client with the ability to license source code and take their web site and business applications with them to another web host. Upgrades will be on a case-by-case version.

3.	The client wishes to have a third party customize their Gravit-e hosted site. This will be permitted only under certain strict conditions (see below).

Licensing fees will be based on the following formulas. Upgrade fees do not apply to clients using applications in an Intranet or self-hosted environment (Scenario 1) who will instead be required to pay a monthly fee – equal to half the standard monthly licensing fee – for maintenance and support of the software.

Monthly License Fee (Applications)
Initial Licensing – 24 * Monthly Fee (Max Users)
Major Upgrades – 18 * Monthly Fee (Max Users). Not applicable in Scenario 1.

One-Time Fee (Modules)
Initial Licensing – 2 * Setup Fee
Major Upgrades – Setup Fee. Not applicable in Scenario 1.

Depending on scenario, licensed code will be subject to some or all of the following conditions:
  Licensed source code will be permitted to be used in a production environment for the domain(s) specified at the time of licensing. If required, copies of the source code will also be permitted to be used in development and staging environments.

  Ownership and copyright of source code for standard applications  resides in Gravit-e, and further copying and/or distribution of the  source code is strictly forbidden.

  Unobfuscated source code will be provided only for the specific  applications you have licensed. If necessary, encoded source code  will also be provided for any external code the application may  depend on.

  Licensing of the source code constitutes a branch of the  software, and upgrades and bug fixes will not be provided for the  newer versions. Should the licensee wish to obtain such upgrades,  updated source code may be obtained for an additional licensing  fee.

  Basic installation and configuration instructions for the licensed  applications will be included in the licensing fee. Additional services  and support for installation are available at standard hourly rates.

  Licensee will be responsible for ensuring that any third party  programmers who work on the source code adhere to the restrictions on distribution outlined above. If specifically requested  by Gravit-e, third party programmers may be required to sign a non-  disclosure agreement.

  Code altered by third party programmers must either be hosted  on a dedicated or specially designated shared server, or alternately  be submitted to Gravit-e for an auditing and/or automated application testing prior to being placed on live servers. Any necessary code audits will be billed to the client at standard hourly  rates.

9)	Any violation of these conditions will constitute breach of the licensing conditions and will result in termination of the client's license for use of the source code.

10)	Any hardware purchased by Gravit-e on behalf of The Client will be owned in name by Gravit-e. If service is discontinued, The Client may purchase the hardware from Gravit-e for one dollar.

11)	Gravit-e reserves the right to increase monthly fees as necessary. Application licensing fees will not be increased by an amount exceeding ten percent per year.

12)	All figures are quoted in CAD $.

We look forward to working with you on this project. If you have any questions or concerns, please do not hesitate to call me at (604) 637-6567.

Please indicate your agreement of these terms by completing the acceptance on the accompanying copy of this letter and returning it to us at your earliest convenience.

Yours Truly,

/s/ Nick Oostveen

Nick Oostveen
President & CEO
Gravit-e Technologies Inc.

The terms of engagement in this letter are accepted.

Name:	)
Sound Revolution	)
Title/Position:	)
Recordings Inc.	)
Date:	)	/s/ Penny Green
May 3, 2005)
Purchase Order #:	)	per: Penny Green

1.0 Document Overview

This document consists of five primary sections, the first of which contains this overview. The second and third sections contain a detailed breakdown of the project and its components, recommended solutions and information on the unique advantages which Gravit-e has to offer. Section 4 contains information and recommendations on hosting your website and applications. Section 5 offers background information on Gravit-e as a company, our development methodologies and the team who will be working with you to ensure the success of your project.

This proposal and the prices within will be honored for a period of one month from the date of issue. This proposal does not include any graphic design work.

2.0 Project Brief

Charity Tunes will have a library of music available for sale online, as well as provide a portal to information on artists who are featured on the site. Partial proceeds from each sale will be donated to various charities which have signed up to be a part of the Charity Tunes network.

2.1 Project Components

The project consists of a number of major components. Core features and functionality of each are outlined in the following sub-sections.

2.1.1 Artist Database

13)	Artists and Artist Managers self-manage their music, pictures and bio information.

14)	Changes to artist database must be approved prior to appearing on the website.

15)	Web site will automatically create artist pages based on the information they have entered.

16)	Artists will have the ability to sign themselves up on the web site.

17)	Artists will be able to restrict their music to go to only certain charities.

18)	Artists can be grouped and managed by an Artist Manager. Artists whose accounts are controlled by a manager will not be able to self-manage themselves, changes will have to go through the Manager.

2.1.2 Song Database

19)	Current database contains approximately 7,000 songs, will grow significantly.

20)	Preview clips (20 seconds) of songs will automatically be created when a new song is added to the database. These auto-created clips will be able to be overridden by manually uploaded preview clips.

21)	Songs will be searchable by a variety of criteria.

22)	The percentage of sale for each song which goes to charity will be user definable (for example, artists will be able to donate 100% of their proceeds from a sale to charity).

2.1.3 Charity Database

23)	Charities will register themselves through the website and self manage their information, including logo and description.

24)	Changes to charity database must be approved prior to appearing on the website.

25)	Web site will automatically create charity pages based on the information they have entered.

2.1.4 Static Website Content

26)	Static pages (ie. Home, About US, FAQ) will be managed and updated through the CMS.

27)	Dynamic CMS blocks will allow songs and artists to be easily embedded into static pages.

2.1.5 Charity Tunes Engine

28)	The e-commerce interface to the song database, allowing users to purchase music.

29)	Users must register and log in before being able to listen to previews.

30)	Email address will be confirmed prior to activation of a newly registered account.

31)	Songs will be able to be browsed by genre or searched for based on various criteria.

32)	Enable purchase of individual songs or pre-set packages.

33)	Offer option for a subscription package, where subscribers are emailed a package of songs on a regular basis.

34)	Secure download/delivery of songs, ensuring that each user downloads a song only once.

35)	Gift purchases, where songs are emailed to a user to download.

36)	Charity affiliate-style program where users directed to the site from a particular charity will have all their purchases automatically set to benefit that charity.

37)	Ability to view listing of top songs.

38)	Song recommendation engine.

2.1.6 Tracking and Reporting

39)	Track various aggregate statistics, including sales, preview listens and hits on artist pages.

40)	Allow artists and artist managers to log in and view account balances.

41)	Allow charities to log in and view account balances.

2.1.7 Other Functionality

42)	Mailing list sign-up and email broadcast capabilities.

43)	Management functionality to view orders, view account balances for charities, artists and artist managers and indicate that payments have been made against their accounts.

2.2 Standard Applications

A majority of the required functionality can be handled by Gravit-e's standard applications and modules. All standard software packages are web based applications, allowing users to maintain their website directly from their browser. With Gravit-e's web based applications updates are automatic – you'll never face the issues and costs traditionally associated with software upgrades.

The following applications will be used:

4. Gravit-e CMS: Content Management System which allow users with very little training or technical knowledge to manage and maintain their website. Gravit-e CMS is designed to be extremely flexible and has extensive support for modules and integration with custom applications. The CMS acts as a base architecture for all publicly accessible applications and content.

5. E-Commerce Engine: Gravit-e's E-Commerce engine is the foundation for every e-commerce website we develop. This engine differs from standard “shopping cart” style applications in its flexibility, ability to be customized, and because it does not make any assumptions about how things should function for your business. The E-Commerce engine integrates seamlessly with our CMS and upcoming CRM and Accounting (revenue sub-ledger and reporting) applications.

6. E-Mail Broadcast Suite: Sometimes referred to as a listserv, this application enables customers to manage large groups of contacts and to organize and send out email marketing campaigns and newsletters. In addition to this core functionality, basic informational statistics on customer contacts are made available.

2.3 Custom Development

In order to achieve the desired functionality, custom development will be required. In some cases, custom developed items are not absolutely necessary. As such, if cost is prohibitive these items can be reduced in scope or put on hold until the budget is available. Detailed pricing is outlined in Appendix B.

2.4 Recommendations

Because of the size of the music library and potential for growth it is strongly recommended that a dedicated Network Attached Storage (NAS) device or Storage Server be purchased. This server would be owned by Sound Revolution and managed by Gravit-e. It would store only the music library; web and database files would be hosted on Gravit-e's servers. The recommended configuration for this machine would include 2x250GB hard drives configured in a RAID 1 array for fail-over protection. This would result in 250GB of available storage, or enough for approximately 62,500 songs (calculated based on 4MB per song).

2.5 Future Growth

Gravit-e's application and server infrastructure is designed around a 3-tier architecture. Our servers are designed to function as a cluster, which each tier being responsible for a specific type of task. As the need to increase capacity arises, servers will be seamlessly added into the cluster to address bottlenecks on the tier which they occur. This approach ensures that your applications and website are always running at peak efficiency, and that growing pains are reduced to the absolute minimum possible.

3.0 Benefits and Advantages

44)	Monthly licensing of standard applications means lower up-front costs and never having to worry about upgrade costs or out of date software.

45)	Gravit-e's investment in Zend Platform means your website and applications are running on top of a tried-and-tested, enterprise- ready platform.

46)	Gravit-e's E-Commerce Engine is designed to handle electronic media and to not have any preconceived notions of what a “product” is, resulting in reduced customization costs and a smoother working system.

47)	Zend Platform's download engine provides a secure and efficient method of delivering files which can increase the number of simultaneous downloads per server up to ten times, reducing hardware costs.

48)	3-tier architecture allows for smooth and seamless upgrades, and in many cases means our standard hosting plans provide better performance and fail-over support than our competitors' more expensive dedicated server plans.

49)	Because Gravit-e is responsible for both development and application hosting it ensures that problems never arise due to different platform versions or configurations as is frequently the case when using third-party hosts.

50)	All of Gravit-e's software applications have been designed from the ground up for PHP 5, the most current and powerful version of the popular programming language. The majority of our competitors' applications are designed for PHP4, a platform which has not received a major upgrade since 2002.

51)	Gravit-e is willing to offer bandwidth at wholesale costs for high- usage clients.

4.0 Hosting

Over the last several years website hosting has become commoditized, resulting in an extremely competitive, high volume, low margin business where quality tends to suffer. Because of this, Gravit-e instead focuses on application hosting for the software we develop. Gravit-e does offer standard hosting packages for clients on a limited basis if the situation warrants it.

Gravit-e offers a variety of value-added services for our application hosting packages, including staging domains, spam filtering, virus scanning and optional email archiving. We also offer dedicated servers – typically to be used in conjunction with our shared server infrastructure – to clients with specific needs which are not met by our shared server farm.

5.0 Background Information

Gravit-e Technologies was created to solve a problem. For years the IT infrastructure of small and mid-sized business has been disadvantaged when compared to large enterprises. Traditionally smaller companies have had the advantage when it comes to quickly responding to change, giving them a competitive advantage over their larger counterparts. Modern information technology has changed this, providing companies with unprecedented real-time insight into their day-to-day operations. Small and mid-sized organizations could benefit just as much from these tools and technologies, however the difficulty in finding a solution somewhere between the extreme costs of large enterprise systems and the limited flexibility of off the shelf applications has forced millions of small enterprises to continue operating with an inadequate IT infrastructure.

Today there are a number of companies that specialize in custom software applications for the SMB (Small to Mid-size Business) marketplace. Unfortunately, while effective, the entirely custom nature of these solutions makes them far more costly then necessary. Gravite's founders recognized the problems inherent in this approach, and developed a model to provide custom business solutions which are based on a library of standardized applications allowing Gravit-e to quickly and affordably deliver effective, functional solutions to its customers.

5.1 Development Team

Prior to founding Gravit-e, Nick Oostveen held the position of Operations Manager at a small Surrey based software development company; HI-PERformance Enterprises. There, he successfully led development teams on a number of business-critical projects, including application development for high-profile clients such as the Government of Ontario and Leading Edge BC. E-commerce applications designed and developed by Nick are currently responsible for processing several million dollars in transactions per month. Nick was educated at Simon Fraser University where he received a Bachelor of Arts in Communication and a Certificate in Computing Studies.

Tyler Thiessen has been working with Linux based computers for nearly a decade. Tyler has been employed as a lead Systems Administrator for nearly four years, successfully maximizing uptime and maintaining security for a numerous mission critical servers. Tyler’s systems administration experience is all-encompassing, including web, mail, application and database servers. Prior to holding this position, Tyler was employed by two separate organizations as a programmer for Linux-based applications.

Over the past eight years Lee Miller was employed by several organizations in variety of technical roles; including senior software engineer, software architect, and independent consultant. During this time he worked on several large e-commerce websites, internal portals for Fortune 500 companies, complex systems integration projects, and has had his work featured on CNN and MSNBC. Lee received a Bachelor of Science degree from Dalhousie University, with an advanced double major in Computer Science and Economics.

5.2 Development Methodology

Gravit-e utilizes an iterative development process. Quite simply this means that we never leave our clients out of the loop, and that every few weeks a development cycle is completed. Each cycle has a well-defined set of objectives, and produces a partial implementation of the final system. Successive iteration builds on previous iterations, acting to evolve and refine the system until the final product is complete. Iterative development also greatly helps in controlling changes to requirements and feature creep – major sources of trouble for projects which can lead to late delivery, dissatisfied customers, and frustrated developers.

All software developed by Gravit-e resides on an internal staging server where automated tests are performed nightly. All development is controlled through the use of a source code management system, providing protection against accidental deletion or overwriting of files, and the ability to smoothly roll-back to a previous version of the software or your web site if the need arises.

5.3 Technology Platform

Gravit-e's applications are predominately based on open source software. This allows us to pass the savings from avoiding costly licensing fees onto our you, and helps to ensure the security and stability of our servers. All of Gravit-e's servers are Linux based, with web applications primarily based on Apache, MySQL and PHP (commonly referred to as LAMP). All web and application servers are further equipped with the Zend Platform – an integrated platform for PHP which delivers enhanced reliability, scalability and interoperability for mission critical applications.

All of Gravit-e's hardware is purchased from tier-1 manufacturers who are known for quality and reliability. Currently Gravit-e's server infrastructure is making exclusive use of Dell equipment. Our entire network has been designed to allow for seamless growth as needed.

Appendix A – Breakdown of Costs

A more detailed description of each of these items is available in Section 2. The Schedule of Fees may or may not be applicable to this project, and are included for reference only.

Application Licensing

Description	Price
CMS (1-5 Users)	$110 per month plus $250 setup
(50 MB Storage, 1 GB Traffic, 2
Email Accounts)
Email Broadcast Software	$20 per month plus $250 setup
E-Commerce Engine	$40 per month plus $800 setup

Custom Development

Description	Price
Transaction Processor (Moneris)	$100
Integration
Song Database/Product Type	$300
Restrict Songs to Particular	$300
Charities
CMS Dynamic Artist/Song Blocks	$500
Auto-Creation of Preview Clips	$500

Music Subscription Packages	$1,000
Song Download Protection	$300
Artist and Artist Manager	$1,500
Database
Charity Database	$500
Database Driven Artist Pages	$200
Database Driven Charity Pages	$100
“Select Charity” on Checkout	$1,000
Self-Management Approval	$400
Artist/Charity Royalty Calculation	$800
Engine
Custom Application Support	5% of total development cost per year
Custom Application	10% of total custom development cost.
Documentation

Hardware

Description	Price
Network Attached Storage	$2000 including setup
(500GB)
Totals

Description	Price
Application Licensing	$170 per month plus $1,300 setup
Custom Development	$7,500
Custom Application	$750
Documentation
Custom Application Support	$375 per year, starting year two
Hardware	$2,000
Total	$170 per month plus $11,550 setup,
development and hardware

Schedule of Fees

Description	Price
50 MB Web/Database Storage	$5 per month
1 GB Bulk Storage	$10 per month
Additional Email Accounts	$2 per address per month

Additional Traffic	$2 per GB
Email Archiving Service	$3 per address per month plus storage
	costs
Domain Alias/Forward	$20	setup
Additional Domain Setup	$20	setup
Archived Mail Retrieval	$50	per incident
Restoration from Backups	$50	per incident

Appendix B – Source Code Licensing, Distribution and Ownership

While the vast majority of clients make use of Gravit-e's application hosting services, there is a minority – particularly larger organizations – who may wish to self-host applications. In order to satisfy these clients, Gravit-e offers provisions for direct licensing of its source code and applications to clients for use on external servers.

The are three scenarios which Gravit-e will address:

The client wishes to use Gravit-e's applications in an Intranet environment or on self-hosted servers. In this situation Gravit-e will provide the client with the option to license the source code. Upgrades and support will continue to be provided for the software for a reduced regular monthly fee.

The client wishes to use a hosting provider other than Gravit-e. In this situation Gravit-e will provide the client with the ability to license source code and take their web site and business applications with them to another web host. Upgrades will be on a case-by-case version.

The client wishes to have a third party customize their Gravit-e hosted site. This will be permitted only under certain strict conditions (see below).

Licensing fees will be based on the following formulas. Upgrade fees do not apply to clients using applications in an Intranet or self-hosted environment (Scenario 1) who will instead be required to pay a monthly fee – equal to half the standard monthly licensing fee – for maintenance and support of the software.

Monthly License Fee (Applications)
Initial Licensing – 24 * Monthly Fee (Max Users)

Major Upgrades – 18 * Monthly Fee (Max Users). Not applicable in Scenario 1.

One-Time Fee (Modules)
Initial Licensing – 2 * Setup Fee
Major Upgrades – Setup Fee. Not applicable in Scenario 1.

Depending on scenario, licensed code will be subject to some or all of the following conditions:

  Licensed source code will be permitted to be used in a production environment for the domain(s) specified at the time of licensing. If required, copies of the source code will also be permitted to be used in development and staging environments. Ownership and copyright of source code for standard applications resides in Gravit-e, and further copying and/or distribution of the source code is strictly forbidden.

  Source code for any custom modifications made directly to standard applications by Gravit-e on behalf of the client will be provided free of charge subject to the same restrictions as above.
  If requested by the client, ownership and copyright for source code for any applications or modules which were entirely custom developed on behalf of the client will be signed over in exchange for an unrestricted license for Gravit-e to continue to use the source code as it sees fit.

  Unobfuscated source code will be provided only for the specific applications you have licensed. If necessary, encoded source code will also be provided for any external code the application may depend on.
  Licensing of the source code constitutes a branch of the software, and upgrades and bug fixes will not be provided for the newer versions. Should the licensee wish to obtain such upgrades, updated source code may be obtained for an additional licensing fee.

  Basic installation and configuration instructions for the licensed applications will be included in the licensing fee. Additional services and support for installation are available at standard hourly rates.

  Licensee will be responsible for ensuring that any third party programmers who work on the source code adhere to the restrictions on distribution outlined above. If specifically requested by Gravit-e, third party programmers may be required to sign a non-disclosure agreement.

  Code altered by third party programmers must either be hosted on a dedicated or specially designated shared server, or alternately be submitted to Gravit-e for an auditing and/or automated application testing prior to being placed on live servers. Any necessary code audits will be billed to the client at standard hourly rates.

  Any violation of these conditions will constitute breach of the licensing conditions and will result in termination of the client's license for use of the source code.

Appendix C – Glossary of Terms

Application Hosting: Typically provided by an Application Service Provider (ASP), refers to the management and distribution of software-based services and solutions to customers from a central data center.

Back End: Refers to private, administrative portions of the website, accessible only by those responsible for maintaining the website and its services (the client). This section is always password protected, and will often be further secured so that only specific IP Addresses are permitted to connect.

BIS: Business Information Systems

Colocation: Housing one or more servers at a third party data center.

CMS: Content Management System.

CRM: Customer Relations Management.

Data Center: Dedicated facility which includes resources such as a secured cage or cabinet, regulated power, dedicated Internet connection, security and support.

Extranet: Portion of a company’s Intranet to which access is granted to a limited subset of outside users. Typically users of an extranet would be a company’s customers, suppliers, etc.

Front End: Refers to publicly accessible portions of the website. This may include password protected areas were visitors are required to log in to.

Intranet: Web site or web based applications which run on a private service located inside of a company’s local network.

IP Address: A unique identifier for an individual computer or Internet connection. Can be used to identify the physical location a web site user is connecting from.

SMB: Small to Mid-size Business.

Web Based Application: Software which runs on a remote server and is accessed through a web browser. Web based software has the benefit of being completely platform independent and of allowing rapid development. Typically these applications are executed over the Internet but may also be Intranet based.

Web Hosting: Providing customers with resources on and access to one or more servers to do with as they please (within limits, restrictions typically prohibit illegal or illicit content).